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SEC FILE NUMBER
8-49679

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. **REGISTRANT IDENTIFICATION**

NAME OF FIRM: Oberweis Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3333 Warrenville Rd., Suite 500

(No. and Street)

Lisle	IL	60532
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric V. Hannemann	(630)577-2387	eric.hannemann@oberweis.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BBD, LLP

(Name – if individual, state last, first, and middle name)

1835 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	552
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Eric V. Hannemann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oberweis Securities, Inc., as of 12/31/2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADAM OLIS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 25, 2026

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OBERWEIS SECURITIES, INC.

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

ASSETS		
Cash and cash equivalents	$	28,743
Receivable from clearing broker-dealer		523,448
Receivable from investment company - related party		88,858
Marketable securities, at fair value (cost $5,284,233)		5,220,719
Non-Marketable securities, at fair value (cost $23,734)		27,571
Deposits of securities with clearing organization		106,266
Interest receivable		56,010
Prepaid Expenses		26,052
TOTAL ASSETS	$	6,077,667

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to clearing broker-dealer	$	2,861,159
Accounts payable		123,551
Accrued expenses and other liabilities		179,189
Total Liabilities		3,163,899
STOCKHOLDERS' EQUITY		2,913,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,077,667

See notes to financial statements.

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Net gains and losses from proprietary securities transactions are recorded as trading gains in the Statement of Income. Customers' securities transactions are reported on a trade-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue Recognition

The primary types of revenues earned from customers are identified as follow:

Commissions

The Company buys and sells securities on behalf of its customers. Each time customers enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter-party is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Sharing Agreement – Related Party

Oberweis Asset Management, Inc. ("OAM") acts as an investment advisor to the Retail Investment Advisory Program ("Program") which provides certain clients with investment advisory, custody performance reporting, execution and communication services for a fee. In consideration for the Company's trade execution and other services provided to Program clients, OAM pays a portion of the

NOTE 2 - Summary of Significant Accounting Policies (cont.)

fees it receives from the Program clients to the Company. The Company records the revenue over time as the services are performed. Fees are calculated and remitted to the Company from OAM quarterly and recognized as revenue at that time.

Distribution Fees – Related Party

The Company has an agreement with The Oberweis Funds (a mutual fund family) ("Funds") to distribute shares of the Funds to investors. For all services provided by the Company, the Funds shall pay the Company compensation at the annual rate of .25 of 1% of the average daily net assets of Investor Class Shares, computed and accrued daily and payable monthly. Revenue is recognized monthly as the performed obligation is satisfied over time as services are performed.

Service Fees - Related Party

There is an expense sharing agreement between the Company and OAM. This agreement specifies that OAM pays the Company a monthly flat fee of $20,000 for marketing, business development activities and shareholder support services. Revenue is recognized monthly as the services are performed as long as the agreement is in force.

Interests and Dividends

Interest on proprietary holdings are accrued daily and recorded monthly. Dividends, if any, are recorded upon receipt of the dividend payment.

Fair Value of Financial Instruments

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

Non-marketable securities are carried at book value and periodically evaluated for impairment. Because these securities are viewed as long term investment, impairment is based on ultimate recovery at par value.

For the year ended December 31, 2022, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not liable for federal corporate and state income taxes. Instead, the stockholder is liable for individual federal and state income taxes on the respective shares of the Company's taxable income. The Company has elected, in some state jurisdictions, to pay tax at the entity level as available under the statue of those jurisdictions. For these states, the Company has determined that these taxes are income taxes attributable to the stockholders and are recorded as equity transactions within the related statement of changes in shareholders equity. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions as of December 31, 2022. Income tax returns for the years ended December 31, 2019 through 2022 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements and determined that no significant events have occurred that require disclosure.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2022 is as follows:

Cost	$ 5,284,233
Gross unrealized gains	18,637
Gross unrealized losses	(82,151)
Total fair value	5,220,719
Add - receivable from clearing broker-dealer	523,448
Less - payable to clearing broker-dealer	(2,861,159)
Net positions at Broker	$ 2,883,008

Marketable securities are valued and carried at fair value on a recurring basis.

Receivable from clearing broker-dealer relates to unsettled securities transactions. Payable to clearing broker-dealer relates to securities transactions collateralized by securities owned by the Company.

NOTE 4 - Income Taxes

The income tax expense for the year ended December 31, 2022 consisted entirely of a current state tax expense of $29.

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Employees of the company are eligible to participate in the company sponsored 401(k) plan, upon achieving certain eligibility requirements. Amounts contributed to the plan by the Company for the year ended December 31, 2022 totaled $60,587.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), which is a related party with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $20,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2022, the Company received a total of $1,343,899 under this agreement consisting of $240,000 of service fees, $1,244,329 reimbursement of payroll costs funded by the Company less $140,430 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

There were no amounts due from or to OAM at December 31, 2022.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2022, fees earned were $1,026,702. As of December 31, 2022, amounts due to the Company relating to these fees were $88,858.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 7 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2022:

> ***Fixed Income Securities*** – Classified as Level 2, as quotes may not be available from pricing vendors, a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.
>
> ***Mutual funds*** - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.
>
> ***Equity*** – Classified as Level 3, as inputs are unobservable inputs where there is little, if any, market activity.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2022			
	Total	**Level 1**	**Level 2**	**Level 3**
Related Party Mutual funds	$ 470,927	$ 470,927	$ -	$ -
Fixed income securities	4,749,792	-	4,749,792	-
Deposits	106,266	106,266	-	-
Equity	27,571	-	-	27,571
Total	$ 5,354,556	$ 577,193	$ 4,749,792	$ 27,571

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2022, the Company had net capital of $2,473,171, which was $2,373,171, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.1224 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2022 FOCUS filing.

NOTE 12 - Reserve Requirements

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Oberweis Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. (the ***"Company"***), as of December 31, 2022, and the related notes (collectively referred to as the ***"financial statement"***). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oberweis Securities, Inc., as of December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (***"PCAOB"***) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as the Company's auditor since 2022.

Philadelphia, Pennsylvania
February 27, 2023